SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period April 23, 2004 to April 29, 2004

Pengrowth Energy Trust

(Translation of Registrant’s Name Into English)

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                              ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
REPORT OF VOTING RESULTS

DOCUMENTS FURNISHED HEREUNDER:

1.	Report of Voting Results.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

April 29, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

PENGROWTH CORPORATION

Special Meeting of Holders of
Royalty Units of
Pengrowth Corporation (the “Issuer”)

April 22, 2004

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

			Votes by Ballot

Special Business		Outcome of Vote	Votes For	Votes Against

1.	The approval of an amendment to the Amended and Restated Royalty Indenture dated June 17, 2003 between the Issuer and Computershare Trust Company of Canada to approve the distribution of certain of the proceeds obtained upon a liquidation, wind-up or dissolution of the Issuer to the holders of common shares and holders of exchangeable shares of the Issuer in conjunction with a distribution to royalty unitholders.	Passed (95.86%)	21,771,310	940,960

2.	The approval of an amendment to the Amended and Restated Royalty Indenture dated June 17, 2003 between the Issuer and Computershare Trust Company of Canada to reflect the reclassification of the trust units of Pengrowth Energy Trust into class A trust units and class B trust units.	Passed (95.54%)	21,682,503	1,011,767

PENGROWTH ENERGY TRUST

Annual and Special Meeting of Holders of
Trust Units of
Pengrowth Energy Trust (the “Issuer”)

April 22, 2004

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Ballot

General Business		Outcome of Vote	Votes For	Votes Withheld

1.	The appointment of KPMG LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting.	Passed

2.	The approval of a new long term incentive plan and the issuance of up to 250,000 phantom trust units and a corresponding 250,000 treasury trust units under the plan.	Passed

			Votes by Ballot

Special Business		Outcome of Vote	Votes For	Votes Against

1.	The approval of amendments to the Amended and Restated Trust Indenture dated June 17, 2003 between Pengrowth Corporation and Computershare Trust Company of Canada to: (i) reclassify the existing trust units, including the issued and outstanding trust units, as “class B trust units”; (ii) create a new class of trust units, to be designated the “class A trust units”; and (iii) create certain rights of conversion between the class A trust units and the class B trust units.	Passed (95.55%)	21,654,806	1,009,230

PENGROWTH CORPORATION

Annual and Special Meeting of Holders of
Common Shares of
Pengrowth Corporation (the “Issuer”)

April 22, 2004

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Ballot

General Business		Outcome of Vote	Votes For	Votes Withheld

1.	The appointment of KPMG LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting.	Passed

2.	The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed:	Passed

(a) James S. Kinnear
(b) John B. Zaozirny
(c) Stanley H. Wong
(d) Thomas A. Cumming
(e) Michael A. Grandin
(f) Michael S. Parrett
(g) William R. Stedman

			Votes by Ballot

Special Business		Outcome of Vote	Votes For	Votes Against

1.	The approval of amendments to the Articles of the Issuer regarding the rights attached to the exchangeable shares.	Passed (95.46%)	21,709,159	1,032,094

2.	The approval of amendments to the Amended and Restated Unanimous Shareholder Agreement dated June 17, 2003 among Pengrowth Management Limited, Pengrowth Energy Trust, the Issuer and Computershare Trust Company of Canada.	Passed (95.85%)	21,819,171	943,608